Exhibit 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	(Dollars in thousands, except ratios)
Year ended December 31,	2001	2002	2003	2004	2005

Earnings before income taxes	$24,968	$19,110	$17,291	$21,689	$34,573

Earnings from unconsolidated companies excluding equity in undistributed earnings of unconsolidated companies	6,702	7,892	7,080	8,165	9,752
Add back dividends received	—	—	—	—	—

Total earnings before income taxes	$31,670	$27,002	$24,371	$29,854	$44,325

Fixed charges:

Interest	$20,403	$21,691	$22,549	$22,628	$31,822
Amortization of finance costs	1,152	1,617	3,280	2,276	2,845
Interest on guaranteed indebtedness	—	—	—	—	—

Total interest	21,555	23,308	25,829	24,904	34,667

Interest factor of rent expense	403	369	455	572	637

Total fixed charges	21,958	23,677	26,284	25,476	35,304

Capitalized interest	882	1,271	1,795	1,708	448

Fixed charges (excluding capitalized interest)	$21,076	$22,406	$24,489	$23,768	$34,856

Earnings before fixed charges (excluding capitalized interest) and income taxes	$52,746	$49,408	$48,860	$53,622	$79,181

Ratio of earnings to fixed charges	2.4	2.1	1.9	2.1	2.2

Deficiency in earnings to cover fixed charges	$—	$—	$—	$—	$—